UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 17)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On August 7, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged a Seventeenth Supplementary Bidder's Statement with the Australian Securities & Investments Commission.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

PLACER DOME ASIA PACIFIC LIMITED

SEVENTEENTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002, 24 June 2002, 26 June 2002, 27 June 2002, 4 July 2002, 10 July 2002, 12 July 2002, 25 July 2002, 29 July 2002, 30 July 2002, 31 July 2002, 2 August 2002 and 6 August 2002 ("**Previous Supplementary Bidder's Statements**"). This Seventeenth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Presentation to Diggers and Dealers Conference

Attached as Annexure A is a presentation to be given by Peter Tomsett, Managing Director of the Bidder, at the Diggers and Dealers Conference in Kalgoorlie today.

Dated: 7 August 2002

SIGNED by **JOHN LONEY** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 7 August 2002.

John Loney
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 7 August 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - PRESENTATION


PDG
THE PLACER DOME GROUP
Peter Tomsett
Managing Director
Placer Dome Asia Pacific


PDG
Introduction
Placer Global Overview
Placer in Asia Pacific
Placer in Kalgoorlie
AurionGold Bid Status


PDG
Placer Dome Group
Over A$5 billion market capitalisation
5th largest globally
13 operations worldwide
2.8 million ounces produced in 2001
Cash cost US$177/oz
Total cost US$233/oz


PDG
A Global Portfolio
Placer Dome Global Operations
Campbell Mine
MusselWhite Mine
Dome Mine
Golden Sunlight Mine
Getchell Mine
Bald Mountain Mine
Cortez Mine
Vancouver
Reno
Zaldivar Mine
La Coipa Mine
Santiago
Mwanza
Johannesburg
South Deep Mine
Granny Smith Mine
Jakarta
Perth
Porgera Mine
Misima Mine
Brisbane
Osborne Mine
Placer Dome Mines
Placer Dome Exploration Projects


PDG
PDG Strategy
Optimize our existing assets
Pursue quality investments in the business
Develop innovative ways to improve performance


PDG
6 Months To June 30, 2002
US$m
A$m
Mine Operating Earnings
170
316
Net Earnings
85
158
Cash Flow from Operations
180
335


PDG
6 Months To June 30, 2002
Production m oz 1.34
Cash Cost US$/oz 177
Total Cost US$/oz 228


PDG
Reserves and Resources
Position remains strong
Year-end mineral reserves of 44.5 million oz.
Plus M&I mineral resources of 40 million oz.
Mirex replaced 1.4 million oz.


PDG
Pipeline of Properties
Est M&I Resources moz
• Aldebaran 13.0
• Getchell 5.9
• Pueblo Viejo 16.8
• Donlin Creek 6.9
• Timburu (Drilling)


PDG
Long History in the Region
Bulolo River, PNG 1926
Kidston 1985
Misima 1989
Porgera 1990
Granny Smith 1990
Osborne 1995
Strong Australian focus and management


PDG
Placer in Western Australia
• Placer acquired 60% interest in Granny Smith in 1988 for A$46m
• Mine production exceeds 4.0 moz
• Mine operating earnings currently exceed A$450m (PDG share)
• Remaining reserves exceed 2.5 moz
• Remaining M&I resources exceed 2 moz
• Remaining inferred resources exceed 1 moz


PDG
Exploration Portfolio in Kalgoorlie
Projects at Binduli (JV with Croesus) and on Zuleika Shear (Carnage and Blister Dam)
Adjacent and complementary to AurionGold tenements


PDG
Placer Dome & AurionGold
• Competing, strategic transaction
• Logical combination of both companies


PDG
A Compelling Combination
Placer Dome would be
100% owner of the Granny Smith mine in Australia
75% owner of the Porgera mine in PNG
Dominant in Laverton and Kalgoorlie regions
A major WA gold producer


PDG
WA Annual Production to 31 March 2002
ounces
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
Newmont
Placer (Merged Group)
Barrick
SOG
Goldfields
Harmony
Anglo
Croesus


PDG
Impact on Geopolitical Profile
Merged Group Gold Production
United States
Australia
Canada


PDG
Bid Status
• Offer is 17.5 Placer Dome shares per 100 AurionGold shares plus A$0.35 cash per share
• Offer scheduled to close on 7th August


PDG
Summary
• Long history in Australia
• Dominant producer in the past
• Intention is to be a major, long term player in WA

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/J. Donald Rose
Name: J. Donald Rose

Title: Executive Vice President, Secretary & General Counsel

August 8, 2002